UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

ALLIANCE SEMICONDUCTOR CORPORATION

(Name of Filing Person (Issuer))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

01877H100

(CUSIP Number of Class of Securities)

Melvin L. Keating

President and Chief Executive Officer

2900 Lakeside Drive

Santa Clara, California 95054-2831

(408) 855-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Peter J. Tennyson

Paul Hastings Janofsky & Walker LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92626

(714) 668-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,000,000	$3,210

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,000,000 shares of common stock at the maximum tender offer price of $3.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Alliance Semiconductor Corporation, a Delaware corporation (the “Company”), to purchase up to $30,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $3.00 nor less than $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 25, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the issuer is Alliance Semiconductor Corporation, a Delaware corporation, and the address of its principal executive offices is 2900 Lakeside Drive, Santa Clara, California 95054-2831. The telephone number of its principal executive offices is (408) 855-4900.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 8 (“Price Range of the Shares”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information About Alliance Semiconductor Corporation”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 13 (“Legal Matters; Regulatory Approvals”);

•	Section 14 (“United States Federal Income Tax Consequences”);

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”);

•	Section 16 (“Fees and Expenses”); and

•	Section 17 (“Miscellaneous”).

(b) The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about Alliance Semiconductor Corporation”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 25, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 25, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 25, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)*	Press release issued on August 25, 2006

(b)	Not applicable

(d)(1)	Stock Option Plan adopted by Alliance Semiconductor Corporation on April 7, 1992 and amended through September 19, 1996 (superseded by Exhibit (d)(2))

(d)(2)	Alliance Semiconductor Corporation 2002 Stock Option Plan(1)

(d)(3)	Form of Indemnity Agreement between Alliance Semiconductor Corporation and certain of its officers and directors(2)

(d)(4)	Form of Indemnity Agreement between Alliance Semiconductor Corporation and certain of its officers(3)

(d)(5)	Form of Stock Option Agreement under Alliance Semiconductor Corporation 2002 Stock Option Plan(4)

(d)(6)	Form of Amendment to Indemnity Agreement approved by the Board of Directors on October 17, 2005, incorporated by reference to the Form 8-K filed October 21, 2005(5)

(d)(7)	Settlement Agreement by and among Alliance Semiconductor Corporation and the other signatories listed therein dated as of October 17, 2005, incorporated by reference to the Form 8-K filed October 21, 2005(5)

(d)(8)	Employment Agreement with Melvin L. Keating dated December 1, 2005(6)

(d)(9)	Stock Option Agreement with Melvin L. Keating dated December 1, 2005(6)

(d)(10)	Employment Agreement with Karl H. Moeller, Jr. dated January 13, 2006(7)

(d)(11)	Notice of Grant of Stock Options and Option Agreement between Alliance Semiconductor Corporation and Karl H. Moeller, Jr. dated January 20, 2006(7)

(d)(12)	Notice of Grant of Stock Options and Option Agreement between Alliance Semiconductor Corporation and Melvin L. Keating dated March 28, 2006(8)

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
(1)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on July 15, 2002.
(2)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Registration Statement on Form SB-2 (File No. 33-69956-LA) declared effective by the Commission on November 30, 1993.
(3)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on June 27, 1997.
(4)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Annual Report on Form 10-K filed on June 23, 2005.
(5)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on October 21, 2005.
(6)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on December 5, 2005.
(7)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on January 20, 2006.

(8)	The document referred to is hereby incorporated by reference from Alliance Semiconductor Corporation’s Current Report on Form 8-K filed on April 3, 2006.

Item 13.  Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2006	ALLIANCE SEMICONDUCTOR CORPORATION

/s/ MELVIN L. KEATING
Melvin L. Keating President and Chief Executive Officer